

хи 3/6/14

14046203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC
Mail Processing
Section

FEB 25 2014

Washington DC
404

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SEC FILE NUMBER
8- *40 8744*

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____*01/01/2013*____ AND ENDING____*12/31/2013*____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ***Alliance Affiliated Equities Corporation***

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7227 Metcalf Avenue, Suite 201

(No. and Street)

Overland Park   ***KS***   ***66204***
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David P. Dyer   ***(913) 428-8278***
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottlieb, Flekier & Co., P.A.

(Name – *if individual, state last, first, middle name*)

12721 Metcalf Avenue, Suite 201	***Overland Park***	***KS***	***66213***
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _David P. Dyer_ _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Alliance Affiliated Equities Corporation _____ , as
of _December 31st_ _____ , 20 _13_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

SUSAN C. SCHMITT
Notary Public, State of Kansas
My Appointment Expires
_3/8/2016_

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Gottlieb, Flekier & Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Auditor's Report

To the Board of Directors
Alliance Affiliated Equities Corporation
Overland Park, KS

Report on the Financial Statements

We have audited the accompanying financial statements of Alliance Affiliated Equities
Corporation (a corporation) (the Company), which comprise the statement of financial condition
as of December 31, 2013, and the related statements of operations, changes in stockholder's
equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements
in accordance with accounting principles generally accepted in the United States of America; this
includes the design, implementation, and maintenance of internal control relevant to the
preparation and fair presentation of financial statements that are free from material misstatement,
whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We
conducted our audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and
disclosures in the financial statements. The procedures selected depend on the auditor's
judgment, including the assessment of the risks of material misstatement of the financial
statements, whether due to fraud or error. In making those risk assessments, the auditor considers
internal control relevant to the Company's preparation and fair presentation of the financial
statements in order to design audit procedures that are appropriate in the circumstances, but not
for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness
of accounting policies used and the reasonableness of significant accounting estimates made by
management, as well as evaluating the overall presentation of the financial statements.

Page 3

Auditor's Responsibility (Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Affiliated Equities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 10, 2014

Alliance Affiliated Equities Corporation
Statement of Financial Condition
December 31, 2013

Assets

Assets:

Cash and cash equivalents	$	70,149
Accounts receivable		373,100
Carried interest in limited partnership		77,690
Prepaid FINRA fees		19,979
Total Assets	$	540,918

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	$	23,675
Accounts payable and accrued expenses		5,000
Deferred tax liability		78,441
Total Liabilities		107,116

Stockholder's Equity:

Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding		7,500
Additional paid-in capital		11,500
Retained earnings		414,802
Total Stockholder's Equity		433,802
Total Liabilites and Stockholder's Equity	$	540,918

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Statement of Operations
For the Year Ended December 31, 2013

Revenue:

Security commission income	$	3,559,559
Managing broker dealer revenue		3,300
Other income		28,084
Total Revenue		3,590,943

Expenses:

Officer compensation and benefits	1,457,851
Service fees	1,446,984
Regulatory agencies	33,519
Commissions	456,318
Legal	75,391
Bad debt expense	599,500
Other	97,711
Total Expenses	4,167,274

Net Loss Before Taxes		(576,331)
Deferred income tax benefit		(132,676)
Net Loss	$	(443,655)

Alliance Affiliated Equities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2012	$ 7,500	$ 11,500	$ 858,457	$ 877,457
Net loss	-	-	(443,655)	(443,655)
Balances, December 31, 2013	$ 7,500	$ 11,500	$ 414,802	$ 433,802

Alliance Affiliated Equities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net loss	$	(443,655)
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Deferred income tax benefit		(132,676)
Changes in:		
Accounts receivable		589,982
Prepaid FINRA fees		(489)
Prepaid income taxes		3,680
Commissions payable		(45,305)
Accounts payable and accrued expenses		(46,276)
Cash Used in Operating Activities		(74,739)
Cash Flows from Investing Activities:		
Distributions received on carried interest in limited partnership		39,210
Issuance of notes receivable		(85,000)
Payments on notes receivable		113,299
Cash Provided from Investing Activities		67,509
Net change in cash		(7,230)
Cash and cash equivalents, beginning of period		77,379
Cash and cash equivalents, end of period	$	70,149

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Notes to Financial Statements
December 31, 2013

Note A – Nature of Operations

Alliance Affiliated Equities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas corporation wholly owned by Mr. David Dyer, an individual, and is headquartered in Overland Park, Kansas.

The Company's primary activity is to identify and obtain investors for its private placement sponsors. These activities result in commission income to the Company from its sponsors. The Company also acts as a managing broker-dealer in selected offerings.

Note B – Summary of Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Accounting Method
These financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition
Fees from commissions and the related costs are recognized in the period in which the commissions are earned.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Income Tax topic of *FASB Accounting Codification* provides guidance on how to measure and account for various tax positions. If applicable, the Company will recognize interest and penalties related to any underpayment of income taxes in the year incurred. The Company is not at the present time under examination by any taxing authority. Effectively, all years for federal and state income examination are closed for any year ended prior to December 31, 2010.

Cash and Cash Equivalents
The Company considers all highly liquid investments, including certificates of deposit and money market funds, to be cash equivalents.

Note B – Summary of Accounting Policies (Continued)

Accounts Receivable
Accounts receivable consists primarily of commissions receivable from the Company's product sponsors.

The Company uses the allowance for doubtful accounts method of valuing doubtful accounts receivable, which is based on historical experience coupled with a review of the current status of existing receivables.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Carried Interest in Limited Partnership
During 2012, the Company was awarded a 1.67% carried interest in one of its offerings from the offering sponsor in lieu of cash commissions. The interest is carried at cost less any distributions received in accordance with the Investments topic of FASB Accounting Codification for non-controlled entities.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Subsequent Events
Management has evaluated subsequent events through February 10, 2014, the date on which the financial statements were available to be issued.

Note C – Income Taxes

The Company's effective income tax rate is lower than what would be expected if the blended statutory rates were applied to income before income taxes primarily because of the change in the estimated state tax rate expected to apply in the periods in which the deferred tax asset is expected to be settled.

Deferred tax liabilities are attributable to accounts receivable, and state deferred tax assets which are included on the tax return in the year the cash transaction occurs as well as its carried interest received in lieu of cash commissions. Deferred tax assets are attributable to the Company's accrued expenses, accounts and commission payable, and state deferred tax liabilities which are included on the tax return in the year the cash transaction occurs.

Deferred tax assets are recognized for net operating loss carryforwards. The Company has federal and state net operating loss carryforwards of approximately $4,000 and $17,000,

Note C – Income Taxes (Continued)

respectively at December 31, 2013. These loss carryforwards will expire in 2022, 2023 and 2033.

The following details the tax expense for the year ended December 31, 2013.

	Current	Deferred	Total
U.S. Federal	$ -	$ 77,401	$ 77,401
State and local	-	55,275	55,275
	$ -	$ 132,676	$ 132,676

The net deferred income tax assets and liabilities in the balance sheet as of December 31, 2013 consist of the following:

Deferred tax assets	$ 7,198
Deferred tax liabilities	85,639
Net Deferred Tax Liability	$ 78,441

Note D - Related Party Transactions

The Company obtains management services and occupancy facilities under the terms of a service agreement with an entity owned by the Company's sole stockholder. For the period ended December 31, 2013, service fees of $1,446,984 were paid to this related entity.

During 2013, the Company earned $409,450 in security commission revenue from investment sponsors managed by the wife of the sole owner of the Company, Jo Ellen Dyer. The ownership of the managing member of one of these sponsors was transferred to the sole owner of the Company, David Dyer, in late 2013. Due to a payment default by an underlying entity related to this product sponsor, a write off of $599,500 was recognized as bad debt expense in late 2013.

Note E – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013 the Company had allowable net capital of $64,822, which was in excess of its required net capital of $5,000. The Company's indebtedness to net capital ratio at December 31, 2013 was 44%.

Note F – Required Information Omitted

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2013; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in Rule 15c3-1 is also omitted.

Note G – Officer Compensation and Benefits

Officer compensation and benefits includes $1,355,383 in commissions, $56,850 in salary, and $45,618 in payroll taxes and medical employee benefits expenses.

Note H – Other Expenses

Other expenses include approximately $74,400 of referral fee expense and approximately $22,000 of accounting expense as well as other miscellaneous expenses.

Note I – Concentration of Credit Risk

The Company maintains cash balances at two banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2013, the Company does not have cash and deposits exceeding the insured limits.

Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable.

One investment sponsor accounted for approximately 28% of the Company's revenue for the year ended December 31, 2013.

Note J – Legal Proceedings

The Company is a defendant in two lawsuits arising in the normal course of business. In the opinion of management, with the advice of its legal counsel, the amount of potential liability cannot be estimated, nor is a liability considered probable. Therefore no liability related to these lawsuits has been accrued at December 31, 2013.

Alliance Affiliated Equities Corporation
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2013

Net Capital

Total Stockholder's Equity	$	433,802
Less Non-allowed Assets:		
Prepaid FINRA fees		19,979
Carried interest in limited partnership		77,690
Accounts receivable		349,425
Total Non-allowed Assets		447,094
Add: Deferred tax liability		78,441
Less: Haircuts on securities		327
Net capital	$	64,822
Minimum net capital required	$	5,000
Total aggregate indebtedness	$	28,675
Percentage of aggregate indebtedness to net capital		44%

Reconciliation with Company's Computation

Net capital per Company's fourth quarter FOCUS report	$	64,822
Net capital reported above	$	64,822

Alliance Affiliated Equities Corporation
Schedule II
Computation of Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2013

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Alliance Affiliated Equities Corporation
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

Alliance Affiliated Equities Corporation
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customer's
Regulated Commodity Futures and Options Accounts
December 31, 2013

The Company is exempt under Rule 15c3-3(k)(2)(i).

Gottlieb, Flekier &Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors
Alliance Affiliated Equities Corporation
Overland Park, KS

In planning and performing our audit of the financial statements of Alliance Affiliated Equities Corporation (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 10, 2014

Gottlieb, Flekier & Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Alliance Affiliated Equities Corporation
7227 Metcalf Avenue, Suite 201
Overland Park, KS 66204

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have
performed the procedures enumerated below with respect to the accompanying Schedule of
Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities
Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were
agreed to by Alliance Affiliated Equities Corporation and the Securities and Exchange
Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and
the other specified parties in evaluating Alliance Affiliated Equities Corporation's compliance
with the application instructions of the General Assessment Reconciliation (Form SIPC-7).
Alliance Affiliated Equities Corporation's management is responsible for Alliance Affiliated
Equities Corporation's compliance with those requirements. This agreed-upon procedures
engagement was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants. The sufficiency of these procedures is solely the
responsibility of those parties specified in this report. Consequently, we make no representation
regarding the sufficiency of the procedures described below either for the purpose for which this
report has been requested or for any other purpose. The procedures we performed and our
findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
disbursement records entries (general ledger) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended
December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for
the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
and working papers (trial balance and general ledger) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and
in the related schedules and working papers (trial balance and general ledger)
supporting the adjustments noting no differences.

Page 19

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed the additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 10, 2014